UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 6-K

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REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2007

Date of Report (Date of Earliest Event Reported)

__________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     X            Form 40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                    No     X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                    No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                    No     X

__________________

FREE TRANSLATION

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law N° 18,045 and the provisions in Section II.1.B.3 of General Rule No. 30 and in Circular N° 660 of the Superintendency of Securities and Insurance:

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 17, 2007 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 155, on account of the fiscal year ending December 31, 2006:

•

Ch$11.120 (eleven pesos and one hundred and twenty cents) per Series A shares; and

•

Ch$12.232 (twelve pesos and two hundred and thirty two cents) per Series B shares.

This dividend will be available to shareholders beginning April 26, 2007. Regarding payment of this dividend, the Shareholders’ Registry will close on April 20, 2007.

2.

The distribution of an Additional Dividend N° 156 on account of retained earnings:

•

Ch$65.190 (sixty five pesos and one hundred and ninety cents) per Series A shares; and

•

Ch$71.709 (seventy one pesos and seven hundred and nine cents) per Series B shares.

This dividend will be available to shareholders beginning July 5, 2007. Regarding payment of this dividend, the Shareholders Registry will close on June 28, 2007.

3.

The Meeting acknowledged and approved the amendment of the Company’s dividend safeguard and payment procedures that will be in full force and effect beginning with the previously mentioned Final Dividend N° 155.  Current payment procedures, consisting of the payment of dividends within the first seven days at the Company’s corporate domicile and the following days at the offices of DCV, will no longer continue.  The payment of dividends will now solely take place at the offices of DCV, located at Huérfanos 770, 22nd floor, Santiago, in coordination with Banco de Crédito e Inversiones S.A. (“BCI”).  Hence, the new dividend payment procedure considers the participation of DCV Registros S.A., BCI and our Company.

Santiago, April 18, 2007

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

0339-2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 20, 2007